

Mailstop 3233                                                      May 24, 2017

<u>Via E-mail</u>
R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

>    **Re:    Medical Properties Trust, Inc.**
>    **MPT Operating Partnership, L.P.**
>    **Form 10-K for Fiscal Year Ended**
>    **December 31, 2016**
>    **Filed March 1, 2017**
>    **File No. 001-32559 and 333-177186**

Dear Mr. Hamner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for fiscal year ended December 31, 2016</u>

<u>General</u>

1.  We note you have an equity interest in Ernest. Please clarify for us if you determined that Ernest is a related party and tell us how you made that determination. To the extent you determined that Ernest is a related party, please tell us how you have complied with the financial statement presentation

requirements of Item 4-08(k) of Regulation S-X and the disclosure requirements of ASC 850-10-50.

## Note 2. Summary of Significant Accounting Policies

## Investments in Unconsolidated Entities, page 82

2. We note your $50 million investment in Steward during 2016 and we note your 5.1% investment in MEDIAN in 2014. We further note that you record your investments in Steward and MEDIAN using the cost method. Please tell us how you determined you do not have significant influence over Steward and MEDIAN. Please refer to ASC 323-970-25-6, ASC 323-30-S99-1, and ASC 323-30-35-3.

## Schedule III, page 134

3. We note your 2016 reconciliation of real estate assets. Please clarify for us the nature of the $173 million other changes in your reconciliation.

## Form 8-K filed February 9, 2017

## Exhibit 99.1

4. Please revise future press releases to ensure that you do not provide undo prominence to non-GAAP measures. For instance, we note that you discuss Normalized FFO per diluted share and Normalized FFO on pages 1 and 2. However, there is no discussion of actual GAAP revenues or earnings until page 3. You may refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

5. Please revise future press releases to describe the nature of "pro forma total gross assets" and the amounts used to derive this financial measure.

## Exhibit 99.2

6. Please revise to properly label pro forma net debt / annualized EBITDA as pro forma net debt / annualized adjusted EBITDA in both this exhibit and in exhibit 99.1. In addition, please revise to include disclosure to clarify that your adjusted EBITDA measure is a non-GAAP measure and to include a statement disclosing why this measure provides useful information to investors. Please refer to Item 10(e) of Regulation S-K.

R. Steven Hamner
Medical Properties Trust Inc.
MPT Operating Partnership, L.P.
May 24, 2017
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities